UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended__________________     Commission File Number   ___________________________

ZODIAC EXPLORATION INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or Other Jurisdiction of Incorporation or Organization)	Not Applicable (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

Suite 400, 1324-17 Avenue S.W.

Calgary, AB T2T 5S8

(403) 444-7848

(Address and telephone number of registrant’s principal executive offices)

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

(866) 261-9756

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock	NYSE - Amex

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(g) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. ☐ Yes 82-_____    ☒ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes     ☐ No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Zodiac Exploration Inc. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “pending” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what resources and reserves might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 99.1 to this Registration Statement.

               The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. Currently, except for the Annual Audited Financial Statements of the Registrant for the nine month period ended September 30, 2010 with the 12 month comparable period ended December 31, 2009, which have been prepared under United States generally accepted accounting principles, the Registrant’s historical financial statements, which are filed with this report on Form 40-F, have been prepared in accordance with Canadian generally accepted accounting practices (“GAAP”), and are subject to Canadian auditing and auditor independence standards and the standards of the Public Company Accounting Oversight Board. They may not be comparable to financial statements of the United States companies. However, the Registrant for the current fiscal year, and once this Registration Statement becomes effective, will file all financial statements in accordance with United States generally accepted accounting principles.

OIL AND GAS DISCLOSURE

The Exhibits were prepared, and subsequent Exhibits of the Registrant will be prepared, in accordance with Canadian standards which differ in some respects from United States standards.  For example, the United States Securities and Exchange Commission (the “SEC”) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules) and permits disclosure of probable reserves and possible reserves.  Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose resources, including contingent resources, proved reserves (defined differently from SEC rules), probable reserves and possible reserves.  Discussion of resource estimates do not contain any information about deposits that would qualify as deposits of “reserves” under SEC rules.  It is important to note that resources are different than, and should not be construed as, reserves in any case and it should not be assumed that any part of the resources that are categorized as undiscovered or prospective resources according to Canadian standards will ever be considered “reserves” under applicable U.S. standards.  As a consequence, the resource and reserve estimates in subsequent Exhibits may not be comparable to those of U.S. domestic companies subject to SEC reporting and disclosure requirements.  It should not be assumed that all or any part of a resource (if it exists) will be discovered or be economically or legally extractable.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.79, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.2, the Annual Audited Financial Statements of the Registrant for the nine month period ended September 30, 2010 with the 12 month comparable period ended December 31, 2009 under United States generally accepted accounting principles as required by Item 18 of Form 20-F, as well as Exhibit 99.3, the Registrant's management's discussion and analysis for the period ended September 30, 2010, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.63 through Exhibit 99.65, inclusive, as set forth in the Exhibit Index attached hereto.

The Registrant has no Off Balance Sheet Arrangements.

The following table lists as of September 30, 2010 information with respect to the Registrant’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years		More than 5 Years

Operating Lease Obligations	$115,867	$71,217	$44,649		nil	nil
Total

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ZODIAC EXPLORATION INC.

By:	/s/ Randy Neely
Chief Financial Officer

Date: June 7, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on

 Form 40-F.

Exhibit	Description

Annual Information

99.1	Annual Information Form for the period ended September 30, 2010
99.2	Audited Annual Financial statements for the period ended September 30, 2010
99.3	Management’s discussion and analysis for the period ended September 30, 2010
99.4	Audited Annual Financial statements for the period ended June 30, 2010
99.5	Management’s Discussion and Analysis for the period ended June 30, 2010

Quarterly Information

99.6	Unaudited interim financial statements for the three and six month period ended March 31, 2011
99.7	Management’s Discussion and Analysis for the three and six month period ended March 31, 2011
99.8	Unaudited interim financial statements for the three month period ended December 31, 2010
99.9	Management’s Discussion and Analysis for the three month period ended December 31, 2010
99.10	Unaudited interim financial statements for the three and nine month period ended March 31, 2010 (Peninsula Resources Ltd.)
99.11	Management’s Discussion and Analysis for the three and nine month period ended March 31, 2010 (Peninsula Resources Ltd.)
99.12	Unaudited interim financial statements for the three and six month period ended December 31, 2009 (Peninsula Resources Ltd.)
99.13	Management’s Discussion and Analysis for the three and six month period ended December 31, 2009 (Peninsula Resources Ltd.)

Shareholder Meeting Materials

99.14	Management Information Circular – Annual and Special Meeting of Shareholders dated June 17, 2011
99.15	Form of Proxy for annual and special meeting of shareholders on June 17, 2011
99.16	Joint Information Circular – Annual and Special Meeting of Shareholders dated August 27, 2010
99.17	Form of Proxy for annual and special meeting of shareholders on September 28, 2010

Material Change Reports

99.18	Material Change Report dated March 21, 2011
99.19	Material Change Report dated February 2, 2011
99.20	Material Change Report dated October 6, 2010
99.21	Material Change Report dated September 2, 2010
99.22	Material Change Report dated August 20, 2010
99.23	Material Change Report dated July 5, 2010
99.24	Material Change Report dated June 18, 2010
99.25	Material Change Report dated June 3, 2010
99.26	Material Change Report dated April 21, 2010
99.27	Material Change Report dated March 29, 2010

Press Releases

99.28	Press release dated June 6, 2011
99.29	Press release dated May 24, 2011
99.30	Press release dated May 16, 2011
99.31	Press release dated April 1, 2011
99.32	Press release dated March 21, 2011
99.33	Press release dated February 14, 2011
99.34	Press release dated February 1, 2011
99.35	Press release dated January 28, 2011
99.36	Press release dated December 29, 2010
99.37	Press release dated November 24, 2010
99.38	Press release dated November 3, 2010
99.39	Press release dated October 18, 2010
99.40	Press release dated October 5, 2010
99.41	Press release dated September 29, 2010
99.42	Press release dated September 2, 2010
99.43	Press release dated August 20, 2010
99.44	Press release dated July 5, 2010
99.45	Press release dated June 18, 2010
99.46	Press release dated June 4, 2010
99.47	Press release April 21, 2010
99.48	Press release dated March 29, 2010

Technical Reports

99.49	Oil and Gas annual disclosure Form 51-101 F1 dated January 28, 2011
99.50	Oil and Gas annual disclosure Form 51-101 F3 dated January 28, 2011

Other Material Documents Filed with Canadian Securities Regulators

99.51	Arrangement Agreement among Peninsula Resources Ltd, 1543081 Alberta Ltd. and Zodiac Exploration Corp. dated August 19, 2010
99.52	Notice of Change of Auditor dated October 5, 2010
99.53	Letter from successor auditor dated October 6, 2010
99.54	Letter from former auditor dated October 7, 2010
99.55	Alternative Monthly Report dated November 10, 2010
99.56	Alternative Monthly Report dated October 15, 2010
99.57	Alternative Monthly Report dated October 8, 2010
99.58	Alternative Monthly Report dated October 8, 2010
99.59	Alternative Monthly Report dated October 5, 2010
99.60	Alternative Monthly Report dated May 5, 2011
99.61	Change in corporate structure - 51-102 dated September 28, 2010
99.62	Code of Business Conduct and Ethics

Consents/Certifications

99.63	Auditor Consent for the Audited Annual Financial statements for the period ended September 30, 2010
99.64	Auditor Consent for the Audited Annual Financial statements for the period ended June 30, 2010
99.65	Consent for the technical information presented in the Joint Information Circular dated August 27, 2010 and the AIF dated March 3, 2011
99.66	Certification of Interim Filings dated May 20, 2011 (CEO)
99.67	Certification of Interim Filings dated May 20, 2011 (CFO)
99.68	Certification of Annual Filings in connection with voluntarily filed AIF dated March 4, 2011 (CEO)
99.69	Certification of Annual Filings in connection with voluntarily filed AIF dated March 4, 2011 (CFO)
99.70	Certification of Interim Filings dated February 11, 2011 (CEO)
99.71	Certification of Interim Filings dated February 11, 2011 (CFO)
99.72	Certification of Annual Filings following an initial public offering, reverse takeover or becoming a non-venture issuer dated November 24, 2010 (CEO)
99.73	Certification of Annual Filings following an initial public offering, reverse takeover or becoming a non-venture issuer dated November 24, 2010 (CFO)
99.74	Certification of Annual Filings – venture issuer basic certificate dated September 27, 2010 (CEO)
99.75	Certification of Annual Filings – venture issuer basic certificate dated September 27, 2010 (CFO)
99.76	Certification of Interim Filings – venture issuer basic certificate dated June 29, 2010 (CEO)
99.77	Certification of Interim Filings – venture issuer basic certificate dated June 29, 2010 (CFO)
99.78	Certification of Interim Filings - venture issuer basic certificate dated March 1, 2010 (CEO)
99.79	Certification of Interim Filings - venture issuer basic certificate dated March 1, 2010 (CFO)